File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	4 May 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	3

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA acquires companies and invests in the hygiene and packaging operations**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist   Margareta Hed
/ Margareta Hed

dlw 5/6

Encl.

PRESS RELEASE

FILE NO. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA acquires companies and invests in the hygiene and packaging operations

SCA has concluded the acquisition of shares in the Mexican company Copamex's tissue operations. SCA is also acquiring the Italian packaging company Busto & Tema and investing in a new converting unit for production of litho-laminated packaging in Hungary.

Acquisition of shares in Mexican tissue company concluded

SCA has concluded the acquisition of shares in the Mexican company Copamex's tissue operations. With net sales in 2003 corresponding to SEK 1,750 M, the company is the second largest producer in the Mexican market. The company also conducts production and sales of tissue in many Central American countries, including Costa Rica and Nicaragua. The current markets have shown an average growth of about 6 percent.

The acquisition covers a total of 67 percent of the capital in the company, while SCA and Copamex each hold 50 percent of the voting rights of the shares. After the transaction, the acquired company also includes Sancela de Mexico, the parties' joint company for production and sales of feminine hygiene and incontinence products. Sancela de Mexico reported sales in 2003 of SEK 725 M.

The purchase price on a debt-free basis corresponds to SEK 1,800 M and the EBITDA multiple to 8.0, based on result in 2003. The net present value of future free cash flow is expected to exceed the debt-free purchase price by more than 20%, yielding a CVA index exceeding 1.2. The acquisition will have a slightly positive effect on SCA's earnings per share already during the first 12 months.

Packaging company in southern Italy

SCA has acquired the Italian packaging company Busto & Tema. Net sales for 2003 amounted to SEK 230 M. Production focuses mainly on corrugated board packaging for the food industry, and therefore largely consists packaging with high quality print. The company's production units are located outside Naples in southern Italy, a region with strong growth, and will complement SCA's extensive network of liner and converting units in other parts of Italy.

PRESS RELEASE

FILE NO. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

SCA

The acquisition's EBITDA multiple amounts to 6.9, based on the results in 2003. The net present value of future free cash flow is expected to exceed the purchase price by more than 30 percent, yielding a CVA index exceeding 1.3. The acquisition is expected to have a positive effect on SCA's earnings per share already during the first 12 months. The acquisition is conditional upon the approval by relevant Italian competition authorities. At the request of the seller, the sales price is not being disclosed.

Plant for litho-laminated packaging in Hungary

SCA has decided to establish a facility for production of litho-laminated packaging in the expansive region of Tatabanya-Komarom in northern Hungary. This high-quality packaging is used as the primary packaging for various types of consumer products. The new plant will complement SCA's existing network of plants for litho-laminating in Western and Central Europe.

The investment is estimated at EUR 11.4 M, or about SEK 105 M.

Stockholm, 4 May 2004
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information please contact
Jan Åström, President and CEO. Telephone: +46 70 586 0701
Peter Nyquist, Senior Vice President Communications and Investor Relations.
Telephone: +46 70 575 2906.